                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. ________)

                       CHRYSALIS INTERNATIONAL CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    171188105
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                                 (CUSIP Number)

           Jean-Yves Caloz, Phoenix International Life Sciences Inc.,
      2350 Cohen Street, Saint Laurent (Montreal), Quebec, Canada H4R 2N6,
                                 (514) 333-0033
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                November 18, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------------------------------
CUSIP No. 171188105
---------------------------------------------

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       1   NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PHOENIX INTERNATIONAL LIFE SCIENCES INC.   22-3209631

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       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A          (a) / /
           GROUP*                                              (b) / /
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       3   SEC USE ONLY
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       4   SOURCE OF FUNDS*  OO
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       5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         / /
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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       6   CITIZENSHIP OR PLACE OF ORGANIZATION

           CANADA
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          NUMBER OF                     7   SOLE VOTING POWER
            SHARES
         BENEFICIALLY                                2,581,826; SEE ITEM 6
        OWNED BY EACH
          REPORTING
         PERSON WITH
                               -------------------------------------------------
                                        8   SHARED VOTING POWER


                                                     -0-
                               -------------------------------------------------
                                        9   SOLE DISPOSITIVE POWER


                                                     -0-
                               -------------------------------------------------
                                       10  SHARED DISPOSITIVE POWER


                                 -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    2,581,826; SEE ITEM 6

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             / /
           EXCLUDES CERTAIN SHARES*




--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.7%; SEE ITEM 6


--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    CO

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                      SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

                  This statement relates to common stock, par value $.01 per share (the "Chrysalis Common Stock"), of Chrysalis International Corporation, a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 575 Route 28, Raritan, New Jersey 08869.

Item 2.  Identity and Background.

                  This statement is filed on behalf of Phoenix International Life Sciences Inc. ("Phoenix"), a company constituted under the laws of Canada.

                  Phoenix is one of the largest contract research organizations in the world providing a comprehensive range of research and development services to the pharmaceutical and biotechnology industries. The principal business and office address of Phoenix is: 2350 Cohen Street, Saint Laurent (Montreal), Quebec, Canada H4R 2N6. Information as to the name, business address, present principal occupation or employment and organization in which such occupation or employment is conducted and citizenship of each director and executive officer of Phoenix is annexed hereto as Schedule A and is incorporated herein by reference.

                  Neither Phoenix nor, to the best of Phoenix's knowledge, any of the persons listed on Schedule A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding of a judicial or administrative body to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  To facilitate the Merger (as defined in Item 4 below), certain stockholders of the Issuer have agreed to vote shares of Chrysalis Common Stock in favor of the Merger and have entered into support/voting agreements with Phoenix to that effect as more fully described in Item 6. Such support/voting agreements do not contemplate a purchase of the Chrysalis Common Stock by Phoenix. Upon consummation of the Merger (as defined in Item 4), all stockholders of the Issuer will receive the merger consideration for their shares of Chrysalis Common Stock as more fully described in Item 4.

Item 4.  Purpose of Transaction.

                  On November 18, 1998, Phoenix, the Issuer and Phoenix Merger Sub Corp., a wholly-owned, newly-formed subsidiary of Phoenix ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer as the surviving entity and becoming a wholly-owned subsidiary of Phoenix. The Merger is structured as a stock-for-stock merger intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and accounted for a purchase for financial reporting purposes. Pursuant to the Merger Agreement and contingent upon the consummation of the Merger contemplated by the Merger Agreement, each stockholder of the Issuer will receive per share merger consideration of approximately $0.71 in Phoenix Common Stock. Phoenix has agreed under the Merger Agreement to apply for listing of its common shares on The Nasdaq Stock Market's National Market System. If such listing approval is not received within the time frame specified in the Merger Agreement, then the merger consideration will be paid in cash. The consummation of the Merger is subject to various conditions, including, but not limited to, receiving the affirmative vote of the holders of a majority of the outstanding shares of Chrysalis Common Stock and certain regulatory approvals. The certificate of incorporation and by-laws of Merger Sub in effect immediately prior to the consummation of the Merger shall be the certificate of incorporation and by-laws of the surviving entity. The directors of Merger Sub immediately prior to the effective time of the Merger shall be the initial directors of the surviving entity, and the officers of Merger Sub immediately prior to the effective time of the Merger shall be the initial officers of the surviving entity. Following consummation of the Merger, Phoenix plans to apply to The Nasdaq Stock Market to delist the Chrysalis Common Stock and to file a Form 15 with the Securities and Exchange Commission ("SEC") deregistering the Common Stock of the Issuer pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

                  The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

                  (a) By virtue of the Support/Voting Agreements described below, Phoenix may be deemed to be the beneficial owner of 2,581,826 shares, or approximately 20.7% of Chrysalis Common Stock (based upon outstanding shares of Chrysalis Common Stock and options as of September 30, 1998) (or 3,537,120 shares, or approximately 28.4% of Chrysalis Common Stock (based upon outstanding shares of Chrysalis Common Stock and options as of September 30, 1998), should Mr. Alec Hackel enter into a Support/Voting Agreement with Phoenix). See Item 6 below.

                  (b)      See Item 6 below.

                  (c)      N/A.

                  (d)      N/A.

                  (e)      N/A.

                  The filing of this statement does not constitute an admission by Phoenix that it is the beneficial owner of any shares of the Issuer. Phoenix is making this filing because of the possibility that it may be deemed to be the beneficial owner of certain shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  See Item 4.

                  On November 18, 1998, as a condition of Phoenix's willingness to enter into the Merger Agreement, each of Paul J. Schmitt, Jack Barbut, J. Christian Jensen, Desmond
                  H. O'Connell, Jr., Photios T. Paulson, John G. Cooper, W. Leigh Thompson, Leif Modeweg and Barry M. Sherman (collectively the "Stockholders") and Phoenix entered into a support/voting agreement (the "Support/Voting Agreements") whereby each of the Stockholders has agreed, until the earlier of the termination of the Merger Agreement or consummation of the Merger, to cause the shares of the Chrysalis Common Stock which he owns, or will own prior to the consummation of the Merger, to be voted in favor of the Merger Agreement and the transactions contemplated thereby, and to not solicit, initiate, encourage or facilitate a competing transaction. The Support/Voting Agreements are filed herewith as Exhibits
                  2.1 through 2.9 and are incorporated herein by reference. The Stockholders beneficially own an aggregate of 2,581,826 shares, or approximately 20.7% of Chrysalis Common Stock (based upon outstanding shares of Chrysalis Common Stock and options as of September 30, 1998), including 934,364 shares of Chrysalis Common Stock that may be acquired upon the exercise of stock options. The exercise prices of such options range from $.40 to $7.25 per share, with 198,000 shares underlying options with an exercise price below $.71, which is the approximate per share merger consideration to be received by the stockholders of the Issuer upon consummation of the Merger. In addition, the Issuer has agreed under the Merger Agreement to use commercially reasonable efforts to cause Alec Hackel, a stockholder of the Issuer, to enter into a Support/Voting Agreement in favor of Phoenix prior to the mailing of the Issuer's proxy statement to stockholders in respect of the Merger and on substantially similar terms as the other Support/Voting Agreements.

                  Mr. Hackel owns 955,294 shares of Chrysalis Common Stock (based on share information set forth in the Issuer's
                  Schedule 14A filed April 29, 1998) in which case the Stockholders' (including Hackel) aggregate beneficial ownership would be 3,537,120 shares, or approximately 28.4% of Chrysalis Common Stock (based upon outstanding shares of Chrysalis Common Stock and options as of September 30,
                  1998), including 934,364 shares of Chrysalis Common Stock that may be acquired upon the exercise of stock options.

 Item 7. Material to Be Filed as Exhibits.

                  Exhibit 1: Agreement and Plan of Merger, dated as of November 18, 1998, by and among Chrysalis International Corporation, Phoenix International Life Sciences Inc. and Phoenix Merger Sub Corp.

                  Exhibit 2.1: Support/Voting Agreement dated November 18, 1998, between Phoenix International Life Sciences Inc. and Paul J. Schmitt.

                  Exhibit 2.2: Support/Voting Agreement dated November 18, 1998, between Phoenix International Life Sciences Inc. and Jack Barbut.

                  Exhibit 2.3: Support/Voting Agreement dated November 18, 1998, between Phoenix International Life Sciences Inc. and J. Christian Jensen.

                  Exhibit 2.4: Support/Voting Agreement dated November 18, 1998, between Phoenix International Life Sciences Inc. and Desmond H. O'Connell, Jr.

                  Exhibit 2.5: Support/Voting Agreement dated November 18, 1998, between Phoenix International Life Sciences Inc. and Photios T. Paulson.

                  Exhibit 2.6: Support/Voting Agreement dated November 18, 1998, between Phoenix International Life Sciences Inc. and John G. Cooper.

                  Exhibit 2.7: Support/Voting Agreement dated November 18, 1998, between Phoenix International Life Sciences Inc. and W. Leigh Thompson.

                  Exhibit 2.8: Support/Voting Agreement dated November 18, 1998, between Phoenix International Life Sciences Inc. and Leif Modeweg.

                  Exhibit 2.9: Support/Voting Agreement dated November 18, 1998 between Phoenix International Life Sciences Inc. and Barry M. Sherman.

                                    SIGNATURE

         The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.


                                      PHOENIX INTERNATIONAL LIFE SCIENCES INC.


Dated:  November 25, 1998             By:    /s/ Jean-Yves Caloz
                                         ---------------------------------------
                                             Jean-Yves Caloz
                                             Senior Vice President and Secretary

                                   SCHEDULE A

         The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted, and (d) citizenship of each executive officer and director of Phoenix International Life Sciences Inc. are as follows:

Executive Officers

1.     (a)    John W. Hooper, Ph.D.
       (b)    2350 Cohen Street,
              Saint-Laurent (Montreal),
              Quebec, Canada  H4R 2N6
       (c)    Chairman and Chief Executive Officer
       (d)    Canada and United Kingdom

2.     (a)    Heather Baker
       (b)    2350 Cohen Street,
              Saint-Laurent (Montreal),
              Quebec, Canada  H4R 2N6
       (c)    Senior Vice President, NW, Ventures and Clinical Development, New
              Ventures and Clinical Development
       (d)    Australia

3.     (a)    Jean-Yves Caloz
       (b)    2350 Cohen Street,
              Saint-Laurent (Montreal),
              Quebec, Canada  H4R 2N6
       (c)    Senior Vice President and Secretary
       (d)    Canada

4.     (a)    David Moszkowski
       (b)    2350 Cohen Street
              Saint-Laurent (Montreal),
              Quebec, Canada  H4R 2N6
       (c)    Senior Vice President and Chief Financial Officer
       (d)    Canada

5.     (a)    Judy Zilber
       (b)    500 Hills Drive, Suite 120
              Bedminster, New Jersey  07921  U.S.A.
       (c)    Senior Vice President, Business Development
       (d)    United States

6.     (a)    Suzanne Peeters
       (b)    2350 Cohen Street,
              Saint-Laurent (Montreal),
              Quebec, Canada  H4R 2N6
       (c)    Senior Vice President, Analytical Services
       (d)    Canada

7.     (a)    George Engelberg
       (b)    2350 Cohen Street,
              Saint-Laurent (Montreal),
              Quebec, Canada  H4R 2N6
       (c)    Vice President, Information Technology
       (d)    Canada

8.     (a)    Lucien Steru
       (b)    Avenue Louise 327
              1050 Brussels, Belgium
       (c)    President and Chief Operating Officer, Phoenix International
              Europe
       (d)    Belgium

9.     (a)    Stephane Huguet
       (b)    2350 Cohen Street,
              Saint-Laurent (Montreal),
              Quebec, Canada  H4R 2N6
       (c)    President and Chief Operating Officer
       (d)    France

10.    (a)    Susan Thornton
       (b)    1777 Sentry Parkway Place West
              Blue Bell, Pennsylvania  19422
       (c)    President and Chief Operating Officer, Phoenix International
              (IBRD)
       (d)    United States

11.    (a)    Andreas Wicki
       (b)    Unterdorstrasse 23
              CH-8602 Wangen, Zurich, Switzerland
       (c)    President, Anawa
       (d)    Switzerland

Directors

1.     (a)    John W. Hooper, Ph.D.
       (b)    2350 Cohen Street,
              Saint-Laurent (Montreal),
              Quebec, Canada  H4R 2N6
       (c)    Chairman and Chief Executive Officer, Phoenix International Life
              Sciences Inc.
       (d)    Canada and United Kingdom

2.     (a)    Lucien Steru
       (b)    Avenue Louise 327
              1050 Brussels, Belgium
       (c)    President and Chief Operating Officer, Phoenix International
              Europe
       (d)    Belgium

3.     (a)    Claude E. Forget
       (b)    1000 de la Gauchehere West, 23rd Floor
              Montreal, Quebec  H3B-4X5
       (c)    Chairman, LOOK Communications, Inc.
       (d)    Canada

4.     (a)    Bertram A. Spilker
       (b)    1100, 15th Street NW
              Suite 900 Washington, DC 20005 U.S.A.
       (c)    Senior Vice President, Scientific and Regulatory Affairs,
              Pharmaceutical Research Manufacturers Association
       (d)    United States

5.     (a)    Robert Raich
       (b)    1203-5 Place Ville-Marie
              Montreal, Quebec  N3B-2G2
       (c)    Senior Partner, Spiegel Sohmer
       (d)    Canada

6.     (a)    David Goldman
       (b)    191 Bay Street, Suite 4100, P.O. Box 755
              BCC Place
              Toronto, Ontario  M5J-2T3  Canada
       (c)    Executive Vice President and Chief Operating Officer, Noranda Inc.
       (d)    Canada

7.     (a)    Cornelius P. McCarthy, III
       (b)    Four Falls Corporate Center
              West Conshohocken, Pennsylvania  19004
       (c)    Managing Director, Corporate Finance, Pennsylvania Merchant Group,
              Ltd.
       (d)    United States